EXHIBIT 99.1
FOR IMMEDIATE RELEASE

Contact:

Harold S. Blue
Chairman and Interim Chief Executive Officer
(954) 473-1001, ext. 300

                 PROXYMED, Inc. announces fIVE new board members

         Ft Lauderdale, FL. July 20, 2000 - ProxyMed, Inc. (Nasdaq: PILL), a leading provider of eHealth physician solutions and business-to-business healthcare transaction services, today announced that Donald G. Drapkin, Edwin Cooperman, Gerald B. Cramer, Thomas Hodapp and Michael Falk have joined the Board of Directors. The five new directors will take their positions effective immediately. Harold Blue, Bertram Polan and Eugene Terry, who are existing board members, will remain on the Board.

         Donald G. Drapkin is currently vice chairman and director of MacAndrews & Forbes Holdings, Inc. and various affiliates. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the New York law firm of Skadden, Arps, Slate, Meagher & Flom. Mr. Drapkin is also a Director of several other companies, including Algos Pharmaceutical Corporation, American Lawyer Media, Inc., Anthracite Capital, Inc., BlackRock Asset Investors, The Molson Companies Limited, Nextell Therapeutics, Inc., Playboy.com, Inc., Playboy Enterprises, Inc., Revlon Consumer Products Corporation, Revlon, Inc., The Warnaco Group, Inc., and Weider Nutrition International, Inc.

         Edwin Cooperman is currently the chairman of the board of directors of Tutor Time Learning Systems, Inc., a privately held company engaged in pre-school education and childcare. Previously, he was the chairman of the board of the Travelers Bank Group and the executive vice president of the Travelers Group, and before that chairman and chief executive officer of Primerica Financial Services Group. Prior to that, Mr. Cooperman held several positions with American Express, including chairman of the board of directors and the co-chief executive officer of Travel Related Services, North America.

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         Gerald B. Cramer is a co-founder and Chairman of Cramer, Rosenthal and
McGlynn, LLC. Prior to co-founding the firm in 1973, Gerry was a Senior Partner at Oppenheimer & Company. He earned a BS from Syracuse and attended the University of Pennsylvania Wharton Graduate School of Finance. He also served as a Lieutenant in the United States Navy. Mr. Cramer serves on the Board of Teatown Lake Reservation as well as the Board of Trustees at Syracuse University and serves on its Investment Committee. He is a former trustee of St. Joseph's Medical Center. Mr. Cramer also currently serves on the Board of Tecnomatix Technologies Ltd. (Nasdaq: TCNO) and was the former chairman of the board of Glenayre Technologies, Inc. (Nasdaq: GEMS).

         Thomas Hodapp founded Access Capital Management in 1999, a private banking and investment management firm. From 1992 to 1998, Mr. Hodapp was a Managing Director and senior research analyst at Robertson Stephens & Company, LLC, a leading international investment banking firm. Prior to that, Mr. Hodapp held senior positions with Goldman, Sachs & Company, S.G. Warburg Securities, Volpe & Covington, and Montgomery Medical Ventures, a $145 million venture fund. Additionally, Mr. Hodapp has been published in a number of major healthcare industry journals and publications, and is a frequent speaker at national healthcare investment and strategy forums.

         Michael Falk is currently the chairman and chief executive officer of Commonwealth Associates, Inc. He has served as an officer of Commonwealth since 1988 and as its chief executive officer since 1995. He also serves as a member of the boards of directors of FutureLink Corporation (Nasdaq: FTRL), eB2B Commerce, Inc. (Nasdaq: EBTB) and Intelispan, Inc. (Nasdaq: IVPN)

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         "The proven achievements of these gentlemen are testimony to their exceptional ability to guide and build companies. I believe their experience and insight will be invaluable to help focus ProxyMed as we move forward in the execution of our business plan." said Harold Blue, chairman and interim chief executive officer of ProxyMed, Inc.

About ProxyMed, Inc.

ProxyMed, Inc. is among the nation's largest and most experienced eHealth companies, supplying eSolutions to physicians and business-to-business healthcare electronic commerce services to healthcare information systems providers. The Company's desktop software and its proxyMed.com web site allow physicians to exchange clinical and financial messages with insurance companies, labs, pharmacies, suppliers, and patients in an efficient and secure manner - simplifying financial, administrative, and clinical processes and resulting in more cost-effective healthcare management and increased quality of patient care.

Note: This press release contains forward-looking statements that reflect the Company's current expectations regarding future events. While these statements reflect the Company's best current judgment, they are subject to risks and uncertainties. Actual results may differ significantly from projected results due to a number of factors, including, but not limited to assumptions, beliefs and opinions relating to ProxyMed's growth strategy based upon ProxyMed's interpretation and analysis of healthcare industry trends and management's ability to successfully develop, market, sell and implement its e-commerce solutions, clinical and financial e-transaction services and software applications to physicians, pharmacies, laboratories, and payers. These factors and other risk factors are more fully discussed in the Company's filings with the Securities and Exchange Commission. ProxyMed expressly disclaims any intent or obligation to update any forward-looking statements.

         More information on ProxyMed is available on its home page at http://www.proxymed.com.